Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”)
52nd Floor, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3Y2

2.	Date of Material Change

March 19, 2009

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on March 19, 2009 through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On March 19, 2009, Kinross and Harry Winston Diamond Corporation (“Harry Winston”) announced that they had entered into a subscription agreement (the “Subscription Agreement”) pursuant to which, subject to certain terms and conditions, Kinross agreed to make a net investment of US$150 million in exchange for an indirect interest in the Diavik Diamond Mine in Canada’s Northwest Territories and a 19.9% shareholding in Harry Winston (the “Transaction”).

5.	Full Description of Material Change

On March 19, 2009, Kinross and Harry Winston announced that they had entered into the Subscription Agreement pursuant to which, subject to certain terms and conditions, Kinross agreed to make a net investment of US$150 million in exchange for an indirect interest in the Diavik Diamond Mine in Canada’s Northwest Territories and a 19.9% shareholding in Harry Winston.

The Transaction consists of: (a) a subscription by Kinross for a minority 22.5% interest in Harry Winston Diamond Limited Partnership (the “Limited Partnership”), the limited partnership that holds Harry Winston’s 40% interest in the Diavik Diamond Mine joint venture, for a net effective subscription price of US$104.4 million (the “Partnership Investment”); and (b) an equity private placement (subject to regulatory approval) of 15.2 million common shares (the “Common Shares”) of Harry Winston at a price of US$3.00 per Common Share, for a total investment of US$45.6 million, giving Kinross a 19.9% interest in Harry Winston.  As a limited partner in the Limited Partnership, Kinross will be entitled to receive periodic distributions from, and be expected to fund the ongoing obligations of, the Limited Partnership on a pro rata basis.

Pursuant to the terms of the Subscription Agreement, following the close of the Transaction and provided that Kinross continues to hold 10% of the Common Shares and the entirety of the Partnership Investment, Kinross will be offered a seat on the Harry Winston board of directors.  Harry Winston will continue to market all of the Limited Partnership’s share of diamond production from the Diavik Diamond Mine, including the portion attributable to Kinross’ interest.  The parties have also agreed to consider future investment opportunities in the diamond mining industry on a case-by-case basis.

The Subscription Agreement also provides Kinross with a participation right, such that Kinross will be entitled to subscribe for additional securities of Harry Winston to maintain its beneficial interest of up to 19.9% of the Common Shares following any future offerings of Common Shares or securities convertible into Common Shares.  The participation right will terminate on the earlier of: (a) the date that is two years from the closing date of the Transaction; (b) the date that Kinross no longer beneficially owns the entirety of the Partnership Investment; and (c) the date that Kinross beneficially owns less than 10% of the Common Shares.

Kinross has also agreed that, for so long as it has a nominee appointed or elected to the board of directors of Harry Winston, it will not compete directly or indirectly in the sorting and marketing of rough diamonds (and such nomination rights will expire in the event that Kinross has not exercised such rights and is competing, directly or indirectly, with Harry Winston).

6.	Reliance upon subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information contact Shelley Riley, Vice President, Administration and Corporate Secretary at (416) 365-5198.

9.	Date of Report

March 30, 2009.